Exhibit (a)(5)(ii)

Press Release

FOR IMMEDIATE RELEASE

Press Contact:	Investor Relations Contact:
John Noh	Laura Graves
408 853-8445	408 526-6521
jnoh@cisco.com	lagraves@cisco.com

Cisco Commences Cash Tender Offer for WebEx

SAN JOSE, Calif. – March 27, 2007 – Cisco Systems, Inc. (NASDAQ: CSCO), today announced that its wholly-owned subsidiary, Wonder Acquisition Corp., has commenced its tender offer for all outstanding shares of WebEx Communications, Inc. (NASDAQ: WEBX), at a price of $57.00 per share net to the seller in cash without interest, less brokerage fees and less any required withholding taxes. On March 15, 2007, Cisco and WebEx announced that they had signed a definitive merger agreement for Cisco to acquire WebEx.

The Board of Directors of WebEx had previously unanimously approved the merger agreement and the transactions contemplated thereby, including the tender offer; declared that it is in the best interests of WebEx’s stockholders for WebEx to enter into the merger agreement and the transactions contemplated thereby; declared that the tender offer is fair to WebEx’s stockholders; and recommended that holders of shares of WebEx common stock accept the offer and tender their shares in the offer.

The tender offer is subject to certain conditions set forth in the Offer to Purchase referenced below, including a minimum share tender condition, the expiration or termination of the Hart-Scott-Rodino waiting period, and the obtainment of applicable approvals under the antitrust, competition or merger control laws of other countries, and other customary conditions, as set forth in the merger agreement.

Unless the tender offer is extended, the tender offer and any withdrawal rights to which WebEx’s stockholders may be entitled will expire at 12:00 midnight, New York City time, on April 23, 2007 (which is the end of the day on April 23, 2007). Following the acceptance for payment of shares in the tender offer and completion of the transactions contemplated in the merger agreement, WebEx will become a wholly-owned subsidiary of Cisco.

The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials filed by Cisco and Wonder Acquisition Corp. with the SEC on March 27, 2007. In addition, on March 27, 2007, WebEx filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and other related materials, including the Solicitation/Recommendation Statement, are available free of charge from Georgeson Inc., the information agent for the tender offer,

Press Release

toll-free at (888) 264-7052 (banks and brokers call (212) 440-9800), or Lehman Brothers Inc., the dealer manager for the tender offer, at (888) 610-5877 (toll free). Computershare Trust Company of New York is acting as depositary for the tender offer.

Securities Law Disclosure

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of WebEx common stock will be made only pursuant to an offer to purchase and related materials that Cisco Systems, Inc. and Wonder Acquisition Corp. have filed with the SEC on Schedule TO on March 27, 2007. WebEx also has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. WebEx stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. WebEx stockholders and other investors may obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (888) 264-7052 (banks and brokers call (212) 440-9800), from Cisco (with respect to documents filed by Cisco with the SEC) by going to Cisco’s Investor Relations Website at http://www.cisco.com/go/investors, or from WebEx (with respect to documents filed by WebEx with the SEC) by going to WebEx’s Investor Relations Website at www.WebEx.com. Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

About Cisco Systems

Cisco, (NASDAQ: CSCO), is the worldwide leader in networking that transforms how people connect, communicate and collaborate. Information about Cisco can be found at http://www.cisco.com. For ongoing news, please go to http://newsroom.cisco.com

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Cisco, Cisco Systems, and the Cisco Systems logo are registered trademarks or trademarks of Cisco Systems, Inc. and/or its affiliates in the United States and certain other countries. All other trademarks mentioned in this document are the property of their respective owners. The use of the word partner does not imply a partnership relationship between Cisco and any other company. This document is Cisco Public Information.